FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 16, 2007

ZAB Resources Inc.

(formerly “Bronx Ventures Inc.”)

Filer# 0-16353

Suite 100, 1255 West Pender Street

Vancouver, British Columbia

Canada V6E 2V1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

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 EXHIBITS

Exhibit 99.1  News Release dated November 16, 2007

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zab Resources Inc.

By: “Bedo H. Kalpakian”

(Signature)

President & Director

Date: November 16, 2007

Exhibit 99.1 Zab_Form 6K November 16 2007

NEWS RELEASE

Date:  November 16, 2007

Symbol:  ZABRF – OTC Bulletin Board

Zab Commences Diamond Drilling on the Extra High Property

Further to its news release dated November 13, 2007, Zab Resources Inc. [formerly Bronx Ventures Inc.] (the “Company” or “Zab”) is pleased to announce that the diamond drilling program on the Extra High Property has commenced.

The Extra High Property is located on Samatosum Mountain, immediately south of the Rea Deposit and the formerly producing Samatosum Mine, 60 kilometres north east of Kamloops, British Columbia.  Previous drill programs by others in the 1980’s and by the Company in 2005 revealed important concentrations of gold, silver, copper, lead and zinc in a zone of massive sulphide mineralization named the K7 zone, lying immediately south of the Rea deposit and the formerly producing Samatosum Mine.

The purpose of this year’s drill program is to attempt to expand the K7 zone of mineralization outlined during the previous work programs.  Diamond drilling completed during 2005 by Zab on the Extra High Property totaled 1,874.3 metres in 18 holes.  This drilling outlined a well mineralized massive sulphide zone extending over a strike length of greater than 180 metres and extending to greater than 150 metres below surface.  Average thickness of the zone from 18 diamond drill holes is approximately 6 metres.  The zone remains open in all directions.

The diamond drilling program will be under the supervision of J.W. Murton, P. Eng., a qualified person as defined by National Instrument 43-101.  Mr. J.W. Murton is a director of both Zab and Colt and is also responsible for the technical information presented in this news release.

The Company owns 66% right, title and interest in the Extra High Property and Colt Resources Inc., a company related to Zab by certain common directors and officers, owns the remaining 34% right, title and interest in the Extra High Property.  The Extra High Property is subject to a 1½ % Net Smelter Returns Royalty, which is payable to an arm’s length party.  The Company is the operator of the Extra High Property.  Both Zab and Colt have formed a joint venture, and as a result, each party is responsible to, and shall fund, its proportionate share of all the expenditures on the Extra High Property.  If any party’s right, title and interest in the Extra High Property is diluted to less than 10%, then such party’s interest shall forever be converted to a 0.5% (one half of one percent) Net Smelter Returns Royalty.

On Behalf of the Board,

ZAB Resources Inc.

(formerly Bronx Ventures Inc.)

“Bedo H. Kalpakian”

Bedo H. Kalpakian

President

Statements made in this news release that relate to future plans, events or performances are forward-looking statements. Any statement in this release containing words such as “believes”, “anticipates”, “plans”, “expects” or “intends” and other statements that are not historical facts are forward-looking, and these statements involve risks and uncertainties and are based on current expectations. Consequently, actual results could differ materially from the expectations expressed in those forward-looking statements.